

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Teddy Kaplan
Chief Executive Officer and President
New Mountain Net Lease Trust
1633 Broadway, 48th Floor
New York, NY 10019

> **Re: New Mountain Net Lease Trust**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form 10-12G**
> **Filed January 16, 2025**
> **File No. 000-56701**

Dear Teddy Kaplan:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form 10-12G filed January 16, 2025

Item 4. Security Ownership and Certain Beneficial Owners and Management, page 136

1.   We note your response to prior comment 2. Please revise your disclosure to identify the natural person or persons who, directly or indirectly, have voting and dispositive control over the shares held by NM Fund I.

Index to Financial Statements, page F-1

2.   We note your responses to prior comments 16 and 17 from our letter dated November 13, 2024. Specifically, you state that the company determined that the financial statements and supplemental information required by Rule 3-14 was required since it determined that its acquisition of the Seed Portfolio was probable as of the time it filed the registration statement. You further state that upon the acquisition by the company of the Seed Portfolio, the company expects that New Mountain Net Lease

Partners Corporation (the "Existing REIT") will be determined to be its predecessor. We are unable to agree with the company's view that Rule 3-14 financial statements should be provided in lieu of complete audited historical financial statements for the probable acquisition of an entity that will be its predecessor. Please amend your filing to provide complete audited historical financial statements of the Existing REIT.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt, Esq.